RMS

SECURITIES AND ...

FEB 27 2017

15 REGISTRATIONS BRANCH

17005746

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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| 8-67960 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centerre Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1839 Lake St. Louis Blvd.
(No. and Street)

| Lake St. Louis | MO | 63367 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Hoff 636-695-2807
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm, LLP
(Name – *if individual, state last, first, middle name*)

| 800 Market St., Suite 500 | St. Louis | MO | 63101 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CM

AMB
PAGE 3

# OATH OR AFFIRMATION

I, David M. Hoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centerre Capital, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNE A. JEHLE
Notary Public - Notary Seal
STATE OF MISSOURI
Commissioned for St. Charles County
My Commission Expires: January 28, 2019
Commission # 15000797

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Centerre Capital, LLC
## Statement of Financial Condition
## December 31, 2016

### Assets

| | | |
|---|---|---|
| Assets | | |
| Cash | $ | 72,789 |
| Deposits | | 289 |
| Total Assets | $ | 73,078 |

### Member's Equity

| | | |
|---|---|---|
| Member's Equity | $ | 73,078 |
| Total Member's Equity | $ | 73,078 |

## Centerre Capital, LLC
## Statement of Income and Changes in Member's Equity
## Year Ended December 31, 2016

| | |
|---|---|
| Revenues | |
| Concessions | $ 5,852 |
| Expenses | |
| Licenses and fees | 6,733 |
| Professional fees | 7,445 |
| Other operating expenses | 5,800 |
| Total Expenses | 19,978 |
| Income from Operations | (14,126) |
| Other Expense | |
| Representative reimbursements, net | (2,253) |
| Administrative expense | (12,224) |
| Total Other Expense | (14,477) |
| Net Loss | (28,603) |
| Member's Equity, Beginning of Year | 101,681 |
| Member's Equity, End of Year | $ 73,078 |

## Centerre Capital, LLC
## Statement of Cash Flows
## Year Ended December 31, 2016

| | | |
|---|---|---|
| Cash Flows From Operating Activities | | |
| Net loss | $ | (28,603) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Decrease in assets | | |
| Due from related party | | 3,299 |
| Deposits | | 2,363 |
| Net Cash Used By Operating Activities | | (22,941) |
| Net Decrease in Cash | | (22,941) |
| Cash, Beginning of Year | | 95,730 |
| Cash, End of Year | $ | 72,789 |

## 1. Nature of Operations and Basis of Presentation

### Nature of Operations

Centerre Capital, LLC, a Missouri Limited Liability Company (the "Company"), was organized on May 26, 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company engages in the sales and administration of securities and other investment products.

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standard Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

## 2. Summary of Significant Accounting Policies

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair values, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance established a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority. Carrying amounts of certain financial instruments such as cash approximate fair value due to their short maturities or because the terms are similar to market terms.

### Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company maintains its cash primarily with one financial institution. Deposits at this bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

### Revenue Recognition

Concessions income is recognized as earned with billed but not collected amounts reflected as concessions receivable.

**Income Taxes**
The Company is a single member limited liability company and earnings and losses are included in the personal income tax return of its sole member. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2016, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognized interest and penalties related to unrecognized tax liabilities in the statement of income and member's equity.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2013. As of and for the year ended December 31, 2016, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

**Subsequent Events**
The Company has evaluated subsequent events through February 22, 2017, the date the financial statements were available to be issued.

3. **Net Capital Requirements**
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital of $50,000 and requires the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At December 31, 2016, the Company was in compliance with both of the above stated net capital rules.

4. **Related Party Transactions**

**Leasing Arrangements**
The Company leases its offices in Lake St. Louis, Missouri from an affiliated corporation which the owner of the Company also controls. The affiliated corporation leases the offices from a limited liability company in which the sole member of the Company has a 40% interest. Rent expense amounted to $180 for the year ended December 31, 2016. This expense is recorded with the administrative fees discussed below.

**Administrative Fees**

The Company pays an administrative fee to First Heartland Corporation (the "Corporation") and First Heartland Capital, Inc. ("Capital"), which are controlled by the Company's owner, for its share of certain operating expenses. Administrative fees consist of payroll, rent, and other operating expenses and are allocated on a per employee basis. Allocations have been based primarily of actual time spent by the employees with respect to each entity. The Company believes that such allocation methods are reasonable. Administrative fees totaled $12,224 for the year ended December 31, 2016 and are included in the statement of income and member's equity.

**Clearing Agreement**

The Company has entered into a Sub-Broker Agreement with Capital whereby Capital will provide clearing services for the Company in accordance with the terms of a clearing agreement that Capital maintains with a national broker-dealer.

**5. Risks Associated with Financial Instruments**

In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

**6. Revenue from Contracts with Customers**

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers (*ASU 201409), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principal of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods and services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2018, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements and have not yet determined the method by which we will adopt the standard in 2019.

## Centerre Capital, LLC
## Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
## Schedule 1
## December 31, 2016

| | |
|---|---|
| Total Member's Equity | $ 73,078 |
| Less non-allowable assets: | |
| Deposits | 289 |
| Total non-allowable assets | 289 |
| Net capital before haircuts on securities positions | 72,789 |
| Haircuts on securities | - |
| Net Capital | $ 72,789 |
| Aggregate Indebtedness | $ - |
| Minimum Dollar Net Capital Requirement | $ 50,000 |
| Excess Net Capital | $ 22,789 |
| Ratio of Aggregate Indebtedness to Net Capital | .000 to 1 |

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

**Centerre Capital, LLC**
**Exemption Report**
**Schedule 2**
**December 31, 2016**

Centerre Capital, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the indentified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Centerre Capital, LLC

I, David M. Hoff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David M. Hoff
Managing Member

02/22/17

ANDERS
CPAs + ADVISORS

## Report of Independent Registered Public Accounting Firm

Member
Centerre Capital, LLC
Lake St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) Centerre Capital, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Centerre Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (2)(ii) (the "exemption provision") and (2) Centerre Capital, LLC stated that Centerre Capital, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Centerre Capital, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Centerre Capital, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

February 22, 2017

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

CENTERRE CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

# Contents

ANDERS
CPAs + ADVISORS

## Report of Independent Registered Public Accounting Firm

Member
Centerre Capital, LLC
Lake St. Louis, Missouri

We have audited the accompanying statement of financial condition of Centerre Capital, LLC (a Missouri limited liability company) as of December 31, 2016, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of Centerre Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centerre Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

The Schedule 1, Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1, and Schedule 2, Exemption Report, has been subjected to audit procedures performed in conjunction with the audit of Centerre Capital, LLC's financial statements. The supplemental information is the responsibility of Centerre Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule C.F.R. 240.17 a-5 of the Securities Exchange Act of 1934. In our opinion, the Schedule 1, Computation of Net Capital Under Rule 15c3-1, and Schedule 2, Exemption Report, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

February 22, 2017